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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

JSC OGK-1, JSC WGC-3

(Name of Subject Company)

Joint Stock Company “OGK-1”,

Joint Stock Company “Third generating company of the wholesale electricity market”

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC “INTER RAO UES”

 (Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Svetlana Yu. Chuchaeva

12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation

+7 (495) 967 05 27, ext. 2081

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive

Notices and Communications on Behalf of Subject Company)

The exchange offer is expected to commence in the 3rd quarter of 2012 after registration of the Company’s  share issuance by the Federal Services for Financial Markets of the Russian Federation. JSC “INTER RAO UES” will file a separate Form CB and indicate the specific date of commencement of the Exchange Offer.

 (Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.

SEC2560(12-08)   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following are attached as exhibits:

Exhibit 1. English translation of the Press Release on the Results of the Extraordinary General Shareholders’ Meeting of JSC OGK-1, dated 19 June 2012.

Exhibit 2. English translation of the Press Release on the Results of the Extraordinary General Shareholders’ Meeting of JSC WGC-3, dated 19 June 2012.

Item 2. Informational Legends

A legend complying with Rule 802 (b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

On 19 March 2012 JSC “INTER RAO UES” filed a written irrevocable consent and power of attorney with the Securities and Exchange Commission (the “Commission”) on Form F-X. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ilnar Mirsiyapov

Mr. Ilnar Il. Mirsiyapov

Representative acting in accordance with the Power of Attorney, dated 22 December 2011

20 June 2012